UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

November 9, 2001

Act	1934
Section	10, 14
Rule	10a-1, 14e-5
Public Availability	11/9/01

Ms. Janet L. Fisher, Esq.
Cleary, Gottlieb, Steen & Hamilton
The Citigroup Center
153 East 53rd Street
New York, NY 10022

Re: Pharmaceutical BOXES
File No. TP 01-156

Dear Ms. Fisher:

In your letter dated November 7, 2001, as supplemented by conversations with the staff, you request exemptions from Rules 10a-1 and 14e-5 under the Securities Exchange Act of 1934 ("Exchange Act"). You seek this exemption on behalf of Morgan Stanley Dean Witter & Co. ("MSDW"), the American Stock Exchange LLC ("AMEX"), the Pharmaceutical Basket Opportunity Exchangeable Securities series ("BOXES") and other persons or entities engaging in market transactions in BOXES on the AMEX.[1] We have attached a copy of your letter to avoid reciting the facts that it presents. Unless otherwise noted, each defined term in this letter has the same meaning as in your letter.

Response:

Rule 10a-1

Rule 3b-3 defines the term "short sale" and Rule 10a-1 governs short sales generally. Rule 10a-1 covers transactions in any security registered on a national securities exchange, and it prohibits short sales in these securities unless such sales occur on a "plus tick" (i.e., at a price above the price at which the immediately preceding sale was effected) or a "zero-plus tick" (i.e., at the last sale price if it was higher than the last different sale price). Rule 10a-1 is designed to prevent the market price of a stock or other "reported security," as defined in paragraph (a)(4) of Rule 11Aa3-1 under the Exchange Act, from being manipulated downward by unrestricted short selling.

On the basis of your representations and the facts presented, we do not believe that trading in BOXES would be susceptible to the abuses that Rule 10a-1 is designed to prevent. In particular we have relied upon your representations that:

[1] The Commission has previously approved the listing of BOXES on the AMEX. See Securities and Exchange Act Release No. 34-44621, July 30, 2001.

(1) BOXES are senior debt securities issued by MSDW exchangeable for a cash amount based on the reported market prices of a portfolio of common stocks replicating the fifteen component stocks of the AMEX Equal Weighted Pharmaceutical Index (the "Underlying Stocks");[2]

(2) the market price of the BOXES will rise or fall based almost entirely on changes in the values of the Underlying Stocks;

(3) each Underlying Stock is actively traded within the meaning of the exception for actively-traded securities set forth in Rule 101(c)(1) of Regulation M;

(4) the initial weighting of each of the Underlying Stocks will constitute 6.67% of the total value of the DGE Index and, with each quarterly rebalancing of the DGE Index, Underlying Stocks' proportionate weightings will be adjusted as necessary to retain this 6.67% concentration per issuer;[3] and

(5) the DGE Index is an equal-dollar weighted index.

Accordingly, the Commission hereby grants an exemption from Rule 10a-1 to permit short sales of BOXES without regard to the "tick" requirements of Rule 10a-1. We note that the exemption from Rule 10a-1 would not apply to secondary market sales of the Underlying Stocks.

Rule 14e-5

Rule 14e-5 under the Exchange Act, among other things, prohibits any covered person in connection with a tender offer for equity securities from, directly or indirectly, purchasing or arranging to purchase any subject or related securities (collectively, "Covered Securities") except as part of the offer, from the time the offer is publicly announced until its expiration. Rule 14e-5 explicitly includes dealer-managers of a tender offer within the rule's definition of covered person. Accordingly, while acting as dealer-manager of a tender offer for an Underlying Stock, a dealer-manager is prohibited from purchasing or arranging to purchase that Underlying Stock until the expiration of the offer.

[2] This index is also know as the "DGE Index", and is referred to as such in this letter. The relief granted herein is specifically conditioned on the DGE Index containing at least fifteen or more stocks.

[3] Should the DGE Index grow to more than fifteen stocks, equal concentrations of the Underlying Stocks at levels other than 6.67% at quarterly adjustment are permissible, so long as: a. the value of the BOXES continue to mirror the weighted value of the Underlying Stocks; and b. the DGE Index continues to operate as an equal-dollar weighted index.

You request an exemption from Rule 14e-5 to allow a dealer-manager and its affiliates[4] (including a member or member organization of the AMEX), to make purchases and arrangements to purchase Covered Securities in the ordinary course of business and solely to offset sales of the Pharmaceutical BOXES (including subsequent issuances of BOXES) pursuant to bona fide hedging and covering activities. On the basis of your representations and the facts presented, purchases of Covered Securities in these circumstances would not appear to result in the abuses which Rule 14e-5 is directed. In particular, we are relying on your representations that:

(1) MSDW and its affiliates will maintain and enforce written policies and procedures reasonably designed to prevent the flow of information to or from the persons engaged in the trading activities involving Covered Securities that might result in a violation of the federal securities laws and regulations with respect to the BOXES or the Underlying Stocks;

(2) any trading activities with Covered Securities will be effected in the ordinary course of business and not for the purpose of facilitating any offer;[5]

(3) no purchases or arrangements to purchase any Covered Securities as part of the trading activities will be made directly or indirectly on behalf of the offeror;

(5) except as otherwise exempted by the Commission, MSDW and its affiliates will comply with Rule 14e-5.

Therefore, the Commission hereby grants an exemption from Rule 14e-5 to permit MSDW and its affiliates (including a member or member organization of the AMEX) acting as dealer-manager of a tender offer for an Underlying Stock to purchase such Underlying Stock for bona fide hedging and covering activities, as described in your letter.

You have not asked for relief from the regulatory requirements of Regulation M. Consequently, our response does not address the application of Regulation M to your initial distribution of BOXES nor to any ongoing distribution of this security.

The foregoing exemptions under Rules 10a-1 and 14e-5 are based solely on your representations and the facts presented, and are strictly limited to the application of these rules to the proposed transactions. In the event that any material change occurs with respect to any of the facts or representations you have made, such transactions should be discontinued, pending our reconsideration. Moreover, the foregoing exemptions from Rules 10a-1 and 14e-5 are subject to the condition that such transactions in BOXES, any Underlying Stock, or any related securities,

[4] Including specifically MSDW's subsidiary Morgan, Stanley & Co. Inc. ("MS&Co.") and its affiliates.

[5] You have confirmed orally that shares obtained by MS&Co. and/or other affiliates of MSDW as a result of the trading activities in Covered Securities will not be tendered into any offer.

are not made for the purpose of creating actual or apparent active trading in, or raising or otherwise affecting the price of, such securities.

These exemptions are subject to modification or revocation if at any time the Commission determines that such action is necessary or appropriate in furtherance of the purposes of the Exchange Act. In addition, persons relying on these exemptions are directed to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 9(a) and 10(b) of the Exchange Act, and Rule 10b-5 thereunder. Responsibility for compliance with these and any other provisions of the federal and state securities laws rests with those individuals relying on this exemption. The Division expresses no view with respect to any other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning and the applicability of other federal and state laws or Exchange Rules to, the proposed transactions.

For the Commission, by the
Division of Market Regulation,
pursuant to delegated authority,

James A. Brigagliano
Assistant Director

CONFIDENTIAL TREATMENT
REQUESTED BY MORGAN
STANLEY DEAN WITTER & CO.

CLEARY, GOTTLIEB, STEEN & HAMILTON

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November 7, 2001

Confidential Treatment Requested by Morgan Stanley Dean Witter & Co.

Mr. James A. Brigagliano
Assistant Director
Office of Risk Management and Control
Division of Market Regulation
Mail Stop 10-1
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Request for Exemptive, Interpretive or No-Action Relief from Rules 10a-1 and 14e-5 under the Securities Exchange Act of 1934

Dear Mr. Brigagliano:

Morgan Stanley Dean Witter & Co. ("Morgan Stanley Dean Witter"), by its undersigned counsel, hereby requests relief from Rules 10a-1 and 14e-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with market transactions in its Basket Opportunity eXchangeablE Securities℠, or "BOXES℠" (the "BOXES"), on behalf of itself, The American Stock Exchange LLC (the "Amex") and persons or entities engaging in market transactions in respect of a specified series of BOXES as described below.[1]

[1] "Basket Opportunity eXchangeablE Securities" and "BOXES" are service marks of Morgan Stanley Dean Witter.

Description of BOXES

BOXES are senior debt securities issued by Morgan Stanley Dean Witter in one or more series. Each series will be exchangeable for a cash amount based on the reported market prices of a portfolio of common stocks (the "Underlying Stocks") upon:

- maturity;
- earlier exchange by a holder on any trading day in a specified minimum amount of BOXES (except in limited circumstances involving a downgrade in Morgan Stanley Dean Witter's credit rating, in which case there shall be no such minimum amount); or
- call by Morgan Stanley Dean Witter (in whole but not in part).

Each series of BOXES is expected to pay a quarterly base coupon equal to the cash distributions, if any, paid on the Underlying Stocks and an annual supplemental coupon at a rate based on the adjusted average daily closing values of the Underlying Stocks during a prescribed period.

BOXES are intended to provide investors with a debt security, issued by a highly-rated issuer, that is exchangeable for the cash value of the Underlying Stocks. Specifically, each series of BOXES is intended to allow investors to:

- hold a single, exchange-listed note exchangeable for the cash value of the Underlying Stocks upon maturity, earlier exchange by a holder or call by Morgan Stanley Dean Witter and thereby to acquire – in a single security and a single trade – exposure to a specific industry, sector or index;
- trade the BOXES at a lower cost than the cost of trading each of the Underlying Stocks separately; and
- maintain their industry, sector or index exposure without ongoing management or administrative fees and expenses.

Morgan Stanley Dean Witter anticipates that additional issuances of a particular series of BOXES will be made subsequent to the initial issuance of that series (and prior to the maturity of the notes of that series) for purposes of providing market liquidity. Subsequent issuances of a series will have identical terms, other than price. The offering price of any reopening of a series of BOXES will be derived from the value of the Underlying Stocks as of the applicable pricing date, plus accrued but unpaid coupon amounts and the applicable agent's or underwriter's discounts and commissions.

Investors may purchase BOXES either in the initial placement or in the secondary market. Although an investor may generally exchange BOXES for the cash value of the Underlying Stocks prior to maturity only in a specified minimum amount of BOXES (and multiples of 100 in excess thereof, subject to a special exception in the event of a ratings downgrade of Morgan Stanley Dean Witter), secondary market transactions in the BOXES may be in round lots (100 BOXES) or odd lots. The BOXES will be issued in book-entry form only. Morgan Stanley & Co. Incorporated, a wholly-owned subsidiary of Morgan Stanley Dean Witter and a broker-dealer registered as such under the Exchange Act ("MS & Co."), will act as the underwriter or placement agent in connection with each series of BOXES. MS & Co. intends to make a market in the BOXES.

Description of the Pharmaceutical BOXES and the AMEX Equal Weighted Pharmaceutical Index

Morgan Stanley Dean Witter, on behalf of itself, the Amex and persons engaging in market transactions in the first series of BOXES, expected to be the Pharmaceutical BOXES, is requesting the relief described herein solely with respect to such Pharmaceutical BOXES. The Pharmaceutical BOXES will be exchangeable in minimum amounts of 30,000 Pharmaceutical BOXES[2] for an amount in cash based on the reported market prices of the common stock of the pharmaceutical companies underlying the AMEX Equal Weighted Pharmaceutical Index (the "DGE Index"), an index which the Amex has approved as the underlying index of the Pharmaceutical BOXES under Rule 19b-(4)(e) of the Exchange Act.[3] The Pharmaceutical BOXES will be issued under an effective registration statement filed with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended, with respect to Morgan Stanley Dean Witter's debt securities.

The DGE Index is an equal-dollar weighted index (*i.e.*, each of the Underlying Stocks is represented in approximately equal dollar amounts in the index) based on 15[4] Underlying Stocks[5] that represent a cross-section of the pharmaceutical industry and that are traded on the Amex or the New York Stock Exchange or through the facilities of Nasdaq as National Market Securities. The Amex began publishing the value of the DGE Index on September 4, 2001. The value of the DGE Index was initially calculated by (i) determining the number of shares[6] (to the nearest whole share) that represented an investment of $10,000 in each

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2 As described above, there will be no minimum amount in limited circumstances involving a downgrade in Morgan Stanley Dean Witter's credit rating.

3 "DGE Index" is a service mark of the Amex. The initial selection of the Underlying Stocks was based on the composition of the AMEX Pharmaceutical Index, known as the "DRG Index," as of June 15, 2001. The DRG Index, which is calculated based on the capitalization method, is approved by the Commission for options trading. See Release No. 34-30830 (June 18, 1992).

4 Morgan Stanley Dean Witter does not anticipate that the number of Underlying Stocks of the DGE Index will fall below 15. If the number of Underlying Stocks falls below 15, Morgan Stanley Dean Witter will consult with the Staff to determine whether the relief sought by this letter remains appropriate.

5 As of the date of this letter, two of the issuers of the Underlying Stocks, AstraZeneca PLC and GlaxoSmithKline plc, are companies organized under the laws of England and Wales. Shares of AstraZeneca common stock and GlaxoSmithKline common stock trade in the United States in the form of ADRs.

6 For Underlying Stocks in the form of ADRs, the ADR price and total worldwide shares outstanding on an ADR-equivalent basis are used.

of the Underlying Stocks at their closing prices on June 15, 2001; (ii) multiplying the resulting number of shares for each Underlying Stock by the closing price for that Underlying Stock on June 15, 2001; (iii) calculating the sum of all those products; and (iv) dividing such sum by a divisor (the "Divisor") which established a benchmark value for the Index.[7] Because each Underlying Stock was initially represented in approximately an equal dollar amount in the Index, each Underlying Stock initially represented an equal percentage (6.67%) of the weight of the Index.

The value of the DGE Index at any time will equal the aggregate market value (based on U.S. primary market prices) of the assigned number of shares of each Underlying Stock divided by the Divisor. Accordingly, the weightings of the Underlying Stocks in the Index will change as their prices change.[8] Each quarter, following the close of trading on the third Friday of March, June, September and December, the Amex adjusts the number of shares of each Underlying Stock so that the number of shares of each Underlying Stock again represents an equal dollar amount of each stock. Each Underlying Stock therefore again represents an equal percentage (so long as the DGE Index is comprised of 15 Underlying Stocks, 6.67%) of the weight of the Index. If necessary, the Amex will adjust the Divisor to ensure continuity of the DGE Index's value.[9] The adjusted portfolio will become the basis for the DGE Index's value on the first trading day following the quarterly adjustment.

The number of shares of each Underlying Stock will remain fixed between quarterly adjustments except in the event of certain types of corporate actions, such as the payment of a dividend (other than an ordinary cash dividend), stock distributions, stock splits, reverse stock splits, rights offerings, or a distribution, reorganization, recapitalization, or similar events with respect to an Underlying Stock. The number of shares of an Underlying Stock will also be adjusted in the event of a merger, consolidation, dissolution or liquidation with respect to the issuer of that stock. When such adjustments occur between quarterly adjustments, the number of shares of the relevant Underlying Stock will be adjusted, to the nearest whole share, to maintain its relative weight in the DGE Index at the level immediately prior to the event giving rise to the adjustment. In the event an Underlying Stock is replaced, the average value of the remaining portfolio components is calculated and the resulting amount will be invested (to the nearest whole share) in the new Underlying Stock. In both cases, the Divisor will be adjusted, if necessary, to ensure the continuity of the DGE Index's value.

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7 The Divisor was initially set at 300.08645 to yield a benchmark value for the DGE Index of 500.00 as of the close of trading on June 15, 2001.

8 As described more fully below, Amex listing rules governing index linked exchangeable notes such as the BOXES contain standards governing the concentration of the weight of the DGE Index in a single stock or group of stocks.

9 In 19(b)(2) orders approving other indices for options trading, the Commission has noted that quarterly rebalancings "ensure that no stock or group of stocks will have a disproportionate impact on the Index." See, e.g., Release No. 34-30830 (June 18, 1992).

All of the Underlying Stocks included in the DGE Index must be equity securities registered under Section 12 of the Exchange Act and are and must be listed for trading on a national securities exchange or quoted on and traded through the facilities of a national securities association. Accordingly, all of the Underlying Stocks included in the DGE Index are subject to real-time last sale reporting under Rule 11Aa3-1 under the Exchange Act.

The DGE Index is calculated and published by the Amex. The Amex may change the DGE Index from time to time, subject to compliance with the maintenance criteria set forth in Section 107C of the Amex Company Guide, which governs the listing of index-linked exchangeable notes such as BOXES. The Amex plans to list the Pharmaceutical BOXES for trading pursuant to Rule 19b-4(e)(1) under the Exchange Act.[10]

Rule 10a-1

Rule 10a-1(a)(1)(i) under the Exchange Act provides that a short sale of an exchange-traded security may not be effected below the last regular-way sale price, or at such price unless such price is above the next preceding different price at which a sale was reported. A primary purpose of Rule 10a-1 is to prevent the market price of a stock from being manipulated downward by unrestricted short selling.

Application of Rule 10a-1 to the Pharmaceutical BOXES will not further the Rule's purpose. Morgan Stanley Dean Witter anticipates that the market price of the Pharmaceutical BOXES will rise or fall based almost entirely on changes in the value of the Underlying Stocks. The market price of the Pharmaceutical BOXES should therefore not decline absent a decline in the value of the Underlying Stocks. We note that the Commission has acknowledged this type of correlation in connection with Rule 10a-1 relief granted to other index-based products such as SPDRs, MidCap SPDRs, DIAMONDS, Select Sector SPDRs, iShares and streetTracks.[11] These products are, like the Pharmaceutical BOXES, securities whose value is directly linked to the market prices of the common stocks underlying an index.[12]

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10 The Amex received approval to list BOXES under Rule 19b-4(e)(1) pursuant to Release No. 34-44621 (July 30, 2001).

11 The Commission has also acknowledged this type of correlation in approving the Amex listing standards governing the BOXES, concluding that these standards are "reasonably designed to provide investors with an investment vehicle that substantially reflects the value of the Underlying Stocks of an Underlying Index." Release No. 34-44621 (July 30, 2001).

12 See SPDRs (avail. Jan. 28, 1993); MidCap SPDRs (avail. Apr. 21, 1995); DIAMONDS (avail. Jan. 9, 1998); Select Sector SPDRs (avail. Dec. 14, 1998); iShares Trust (avail. May 16, 2000); streetTracks Series Trust (avail. Sept. 26, 2000); iShares Trust (avail. Feb. 1, 2001); iShares Trust (avail. Mar. 13, 2001); iShares Trust (avail. Apr. 2, 2001); Vanguard VIPERS Small-Cap Index Fund (avail. May 21, 2001); iShares Trust (avail. July 10, 2001). We note that these products are exchangeable or redeemable for the stocks underlying an index while the Pharmaceutical BOXES are instead exchangeable or redeemable for a cash amount based on the market prices of the common stocks underlying the DGE Index. We do not believe this distinction will cause the BOXES to have any difference in trading characteristics relevant to the Rule 10a-1 analysis.

Given the similarities in trading characteristics between these products and the Pharmaceutical BOXES, and in light of the factors set out below, it would not be appropriate or in the public interest to subject the Pharmaceutical BOXES to more stringent regulation, which would place them at a trading disadvantage relative to other comparable products.[13]

Moreover, operation of the Amex listing rules governing the Pharmaceutical BOXES will ensure that no single stock or group of stocks dominates the DGE Index, thus reducing the possibility that short sales of the Pharmaceutical BOXES could be used to manipulate the price of a particular Underlying Stock or group of Underlying Stocks. The Amex rules, which were approved by the Commission pursuant to Section 19(b)(1) of the Exchange Act and Rule 19b-4 thereunder and are subject to ongoing review by the Commission, provide that no single Underlying Stock of the DGE Index can account for more than 25% of the weight of the Index and that the five highest-weighted Underlying Stocks cannot in the aggregate account for more than 60% of the weight of the Index.[14] In addition, the calculation of the DGE Index according to the equal-dollar method will ensure that any concentration of the weight of the Index in any Underlying Stock or a group of Underlying Stocks will be temporary pending the next rebalancing. As described above, each Underlying Stock will represent an equal percentage of the value of the DGE Index following each quarterly rebalancing of the Index.

Trading in the Pharmaceutical BOXES will be subject to significant anti-manipulation standards included in the listing rules of the Amex in addition to the concentration limits described above. These rules establish objective criteria for the composition of the DGE Index and are designed to reduce manipulation concerns and ensure a minimum level of liquidity for Underlying Stocks of the DGE Index.[15] Section 107C of the Amex Company Guide, which sets forth standards applicable to BOXES, requires, inter alia, that:

- with limited exceptions, each Underlying Stock must have a trading volume of 1,000,000 shares in each of the last six months;
- 90% of the index's numerical value and at least 80% of the total number of Underlying Stocks must be eligible for standardized options trading (the "options eligibility requirement"); and

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13 We also note that in approving the Amex's proposed rule change governing the listing of the BOXES, the Commission concluded that products such as the BOXES will "facilitate transactions in securities, remove impediments to and perfect the mechanism of a free and open market and a national market system, and, in general, protect investors and the public interest." Release No. 34-44621 (July 30, 2001).

14 Morgan Stanley represents that it will comply with these requirements and relevant Amex interpretations thereof.

15 See Release No. 34-44621 (July 30, 2001).

- foreign country securities or ADRs on foreign country securities that are not subject to comprehensive surveillance agreements cannot in the aggregate represent more than 20% of the index weight.

We believe that the options eligibility requirement supports the conclusion that short sales of the Pharmaceutical BOXES will not present any meaningful opportunity to manipulate the prices of the Underlying Stocks. In previous Section 19(b)(2) orders approving other Amex indices for options trading, the Commission has noted that standardized options trading requirements provide that a security underlying an option must meet substantial minimum thresholds of market capitalization and liquidity[16] and has concluded that an index composed of stocks that meet these thresholds is less susceptible to manipulation. As of August 21, 2001, the market capitalizations of the stocks underlying the DGE Index ranged from a high of $256.5 billion to a low of $6.7 billion, with the average being $93.4 billion. As of such date, the market capitalization of all such Underlying Stocks was approximately $1.4 trillion, and the total number of shares outstanding of the Underlying Stocks ranged from approximately 177.4 million to 6.3 billion. The average daily trading volume of such Underlying Stocks during the period from February 21, 2001 to August 21, 2001 ranged from a low of approximately 539,000 to a high of 12.6 million shares per day. Thus, each of the Underlying Stocks included in the DGE Index is now and is expected to continue to be an actively traded security within the meaning of Rule 101(c)(1) of Regulation M under the Exchange Act and will have a substantial market capitalization. The Pharmaceutical BOXES themselves must have a minimum public distribution of 150,000 BOXES at issuance and are expected to achieve an "ADTV" value (within the meaning of Regulation M) of at least $100,000 within 60 calendar days of their initial issuance.[17]

The depth of both the expected trading markets for the Pharmaceutical BOXES and of the existing trading markets for the Underlying Stocks makes the possibility of manipulation remote. The Commission has repeatedly recognized that the market prices of highly liquid securities are less susceptible to manipulation, including, for example, in the context of distributions subject to Regulation M.[18] Indeed, in considering the continued effectiveness of Rule 10a-1 in its recent Concept Release regarding the Rule, the Commission

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16 See, e.g., Release No. 34-30830 (June 18, 1992). Under standardized options trading requirements, any security underlying an option must have (i) a public float of at least 7 million shares; (ii) a minimum of 2,000 stockholders; (iii) trading volume in the U.S. of at least 2.4 million shares over the preceding 12 months; and (iv) a U.S. market price of at least $7.50 for a majority of the business days during the preceding three calendar months. Additional requirements are applicable to ADRs.

17 Morgan Stanley Dean Witter does not anticipate that the ADTV value of the Pharmaceutical BOXES will fall below $100,000 following the 60 calendar days of their initial issuance. If the Pharmaceutical BOXES fail to achieve this level of ADTV value (determined in accordance with Regulation M), Morgan Stanley Dean Witter will consult with the Staff to determine whether the relief sought by this letter remains appropriate.

18 Release No. 34-38067 (Dec. 20, 1996).

requested comment whether an exception from Rule 10a-1 should be available for all highly liquid securities – assuming that the Rule is retained at all.[19]

Given the limits on the concentration of the DGE Index imposed by Amex listing rules, the anticipated liquidity of the Pharmaceutical BOXES and the actual liquidity and market capitalization of the Underlying Stocks, an investor with manipulative intent would likely have to sell short a substantial amount of the Pharmaceutical BOXES to manipulate the price of a single Underlying Stock, and such short sales would be subject to applicable margin requirements. By making such short sales, the investor would be effectively selling short all of the Underlying Stocks. To remain economically neutral with respect to those Underlying Stocks not intended to be manipulated, the investor would have to purchase each of the 14 other Underlying Stocks, in proportion to their representation in the DGE Index. The expense, opportunity cost and impracticality of this strategy are apparent.

Even if short sales were able temporarily to depress the market price of the Pharmaceutical BOXES, Morgan Stanley Dean Witter believes that any disparities in relative market values between the Pharmaceutical BOXES and the Underlying Stocks would tend to be corrected immediately by arbitrage activity. The arbitrage opportunity is created as a result of the ability of holders of the Pharmaceutical BOXES to exchange their Pharmaceutical BOXES for the cash value of the Underlying Stocks on any trading day, as well as by the ability of Morgan Stanley Dean Witter to issue additional Pharmaceutical BOXES to satisfy market demand and maintain their liquidity. While it expects that series reopenings will occur no more frequently than monthly, Morgan Stanley Dean Witter intends to reopen the Pharmaceutical BOXES at any time in which a significant disparity exists in supply and demand, thereby reducing the opportunities to manipulate the market prices for the Pharmaceutical BOXES or the Underlying Stocks through short sales of the Pharmaceutical BOXES.[20] Moreover, the ability of Morgan Stanley Dean Witter to issue additional Pharmaceutical BOXES provides investors with an opportunity analogous in respect of arbitrage to obtaining "Creation Units" of SPDRS and other similar products through the deposit of the relevant underlying stocks or "Deposit Securities."[21] Under these circumstances, and in light of the ability of investors to exchange their Pharmaceutical BOXES on a daily basis for the cash value of the Underlying Stocks, it would appear to be economically futile to use short sales of Pharmaceutical BOXES to depress the market price(s) of any Underlying Stock(s).

The trading market for the Pharmaceutical BOXES would be adversely affected if Rule 10a-1 operated to prevent dealers or the designated primary market maker from making short sales of the Pharmaceutical BOXES to satisfy customer demand. Requiring an investor to

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19 Release No. 34-42037 (Oct. 20, 1999).

20 These series reopenings would be subject only to statutory or internal restrictions on the purchase and sale on any Underlying Stock that may become applicable to Morgan Stanley Dean Witter as a result of activities of its broker-dealer affiliates, such as merger and acquisition advisory activities.

21 See note 12, supra.

utilize another means, such as index options, to achieve its investment goals would be detrimental to the market for the Pharmaceutical BOXES and contrary to the public interest in liquid, efficient securities markets.

Rule 14e-5

Rule 14e-5 prohibits a person who makes a cash tender offer or exchange offer (an "Offer") for any equity security from directly or indirectly purchasing such security or any "related security,"[22] except as part of the Offer from the time it is publicly announced until its expiration. The Rule also applies to the dealer-manager of the Offer, its affiliates and certain advisers thereto ("Covered Persons"). MS & Co. offers a full range of banking and securities services, including merger and acquisition advisory services. From time to time, MS & Co. or one of its affiliates may act as dealer-manager in connection with an Offer relating to an Underlying Stock (a "Subject Security") included in the Pharmaceutical BOXES.

We respectfully request that the Commission grant exemptive, interpretive or no-action relief from Rule 14e-5 to permit MS & Co. and any other Covered Person (including a member or member organization of the Amex) during such Offer to make purchases and arrangements to purchase a Subject Security or any "Related Security" (as defined in Rule 14e-5) with respect to a Subject Security (the "Trading Activities"), so long as (a) such activities are conducted in the ordinary course of such Covered Person's business solely to offset sales of the Pharmaceutical BOXES (including subsequent issuances of such Pharmaceutical BOXES) pursuant to bona fide hedging and covering activities; and (b) the other conditions specified below are satisfied.

With respect to purchases of a Subject Security made in connection with Trading Activities, we note that Rule 14e-5(b)(5) excepts purchases and arrangements to purchase baskets of securities that may contain a Subject Security subject to certain conditions, including that the basket contain at least 20 stocks and that the Subject Security not account for more than 5% of the value of the basket. In the Release adopting Rule 14e-5, the Commission stated that transactions in baskets meeting these terms would provide "little opportunity for a covered person to facilitate an offer or for a security holder to exact a premium from the offeror."[23] The DGE Index would not currently meet the 20-stock minimum requirement and, under Rule 901C of the Amex Company Guide, a single Underlying Stock of the DGE Index may represent more than 5% of the value of the DGE Index. Accordingly, purchases of the Underlying Stocks relating to the DGE Index would not be eligible for the basket exception of Rule 14e-5(b)(5).

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22 A "related security" of any other security is any "security that is immediately convertible into, exchangeable for, or exercisable for" such other security. Because the Pharmaceutical BOXES are exchangeable for a cash amount based on the prices of the Underlying Stocks but not the Underlying Stocks themselves, we believe the Pharmaceutical BOXES are not "related securities" of the Underlying Stocks and, accordingly, we are not requesting relief under Rule 14e-5 for transactions in the Pharmaceutical BOXES.

23 Release No. 34-42055 (Oct. 22, 1999).

For the reasons set forth above, however, we believe that the imposition of these limitations is not appropriate in the case of the Pharmaceutical BOXES. As previously noted, the composition of the DGE Index is subject to anti-manipulative standards approved by the Commission. As demonstrated above, these standards, coupled with the exchange feature of the Pharmaceutical BOXES and the ability of Morgan Stanley Dean Witter to make subsequent issuances of the Pharmaceutical BOXES, operate to prevent investors from using derivative securities, such as the Pharmaceutical BOXES, to manipulate the market prices of either the Pharmaceutical BOXES or the Underlying Stocks.

In addition, the Trading Activities by their nature do not present the opportunity for the type of abuse Rule 14e-5 is designed to prevent. As stated above, Morgan Stanley Dean Witter anticipates that its affiliate, MS & Co., will make a market in the Pharmaceutical BOXES and will engage in purchases and sales of the Underlying Stocks or other instruments (including Related Securities) to offset exposure that it may incur in connection with its market-making activities. In addition, to the extent that it makes subsequent issuances of the Pharmaceutical BOXES to assure their liquidity, Morgan Stanley Dean Witter anticipates that MS & Co., as its hedge provider under the Pharmaceutical BOXES, will acquire Underlying Stocks or Related Securities to fully hedge its potential exposure to exchanges of such BOXES. In each case, the purchases will be made so as to remain market "neutral" or economically indifferent to whether the Underlying Stocks rise or fall in value relative to the market prices of the Pharmaceutical BOXES. This goal is plainly inconsistent with an intent to exact a premium from the offeror or to bid up the market price of the Subject Security. Moreover, the Commission has frequently acknowledged the importance of hedging activities in risk reduction, including for example in its adoption of Rule 11a1-3(T) under Section 11 of the Exchange Act, which provides that:

> [a] bona fide hedge transaction effected on a national securities exchange . . . and involving a long or short position in a security entitling the holder to acquire or sell an equity security, and a long or short position in one or more other securities entitling the holder to acquire or sell such equity security, shall be deemed to be of a kind which is consistent with the purposes of Section 11(a)(1) of the [Exchange] Act, the protection of investors, and the maintenance of fair and orderly markets.[24]

All of the proposed hedging or covering activity will be conducted in the ordinary course of business of the relevant Covered Person and would not be conducted for the purpose of facilitating any Offer. Given the impracticality of using the Trading Activities for purposes of facilitating an Offer, application of Rule 14e-5 to prevent ordinary course market-making in the Pharmaceutical BOXES and related hedging would further no intended purpose of the Rule and would disrupt the trading market for the Pharmaceutical BOXES, harming, in particular, retail

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24 Release No. 34-15533 (Jan. 29, 1979); see also Release No. 34-42037 (Oct. 20, 1999), in which the Commission requests comment on whether an exception from the application of Rule 10a-1 should be permitted in the case of bona fide hedging activities; Merrill Lynch, Pierce, Fenner & Smith, Inc. (avail. Dec. 17, 1986) (no-action relief granted from Rule 10a-1 for short sales effected in connection with bona fide index arbitrage activities).

investors who look to dispose of their BOXES in a liquid secondary market. Any disruption would be significant, both with respect to the pricing efficiency of the Pharmaceutical BOXES and, to the extent reopenings of the Pharmaceutical BOXES were precluded, their liquidity. Accordingly, Morgan Stanley Dean Witter respectfully requests that MS & Co. and Morgan Stanley Dean Witter's other affiliates be granted an exemption from the provisions of Rule 14e-5 to engage in the Trading Activities with respect to the Pharmaceutical BOXES, subject to the following conditions:[25]

1. Morgan Stanley Dean Witter and its affiliates will maintain and enforce written policies and procedures reasonably designed to prevent the flow of information to or from the persons engaged in the Trading Activities that might result in a violation of the federal securities laws and regulations with respect to the Pharmaceutical BOXES or the Underlying Stocks (including for these purposes any Related Security);

2. the Trading Activities will be effected in the ordinary course of business and not for the purpose of facilitating any Offer;

3. no purchases or arrangements to purchase any Subject Security or any Related Security as part of the Trading Activities will be made directly or indirectly on behalf of the offeror;

4. the registration statements and other offer documents relating to any Offer will disclose the possibility of, or the intention to make, purchases of the Subject Security or Related Securities outside the Offer in connection with the Trading Activities;

5. Morgan Stanley Dean Witter and its affiliates will provide to the Division of Market Regulation, upon request, a daily time-sequenced schedule of all transactions effected in the Pharmaceutical BOXES or any Subject Securities or Related Security by it or such affiliates pursuant to the exemption, on a transaction-by-transaction basis in connection with the Trading Activities, including:

   a. size, broker (if any), date and time of execution and price of purchase; and

   b. the exchange, quotation system or other facility through which the purchase occurred;

6. upon request of the Division of Market Regulation, Morgan Stanley Dean Witter and such affiliates will transmit the information specified in paragraphs 5.a. and 5.b. to the Division of Market Regulation at its offices in Washington, D.C. within 30 days of its request;

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[25] These conditions are similar to those imposed, for example, in UBS AG and UBS Warburg (avail. Sept. 13, 2000); and Exchange Offers by Telefonica S.A. (avail. Feb. 29, 2000). The staff of the Commission has also granted relief from Rule 14e-5 to permit secondary market transactions in other index-based securities, such as SPDRs, DIAMONDS, iShares and streetTracks. See note 12, supra.

7. Morgan Stanley Dean Witter and its affiliates will retain all documents and other information required to be maintained pursuant to the exemption for at least two years from the date of the termination of the relevant Offer;

8. representatives of Morgan Stanley Dean Witter and its affiliates will be made available (in person at the offices of the Commission in Washington, D.C. or by telephone) to respond to inquiries of the Division of Market Regulation relating to their records; and

9. except as otherwise exempted by the Commission, Morgan Stanley Dean Witter and its affiliates will comply with Rule 14e-5.

* * *

Pursuant to 17 C.F.R. § 200.81(b), we respectfully request confidential treatment of this request and of the Commission's response hereto for a period of 120 days after the date of the Commission's response or until such earlier date as the Commission is advised that all of the information in this letter has been made public. This request is made on behalf of Morgan Stanley Dean Witter for the reason that certain facts set forth in this letter have not been made public.

If you determine that you are unable to render the advice that we have requested, we would appreciate the opportunity to discuss our request with the staff prior to the issuance of a written response to this letter. We are available at your convenience to meet in person or by telephone for this purpose. Please contact the undersigned or James F. McMullin of this office (212-572-5353) if you have any questions.

Very truly yours,

Janet L. Fisher

cc: Larry E. Bergmann, Esq.,
Senior Associate Director, Securities and Exchange Commission
Richard M. Bayus, II, Esq.,
Securities and Exchange Commission
John G. Saia, Esq.,
Special Counsel, Securities and Exchange Commission
Martin M. Cohen, Esq., Morgan Stanley Dean Witter
Georgia Bullitt, Esq., Morgan Stanley Dean Witter
James F. McMullin, Esq., Cleary, Gottlieb, Steen & Hamilton